

22006628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8- 68593

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centerboard Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9430 Research Blvd #120
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Eichen	(646) 442-8700	lee.eichen@centerboardsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)
09/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

1



OATH OR AFFIRMATION

I, Lee Elchen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centerboard Securities LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA ANN ANGLIN
My Notary ID # 132302060
Expires January 6, 2024

Notary Public

Signature: _____

Title: Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Centerboard Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Centerboard Securities, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Centerboard Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Centerboard Securities, LLC 's management. My responsibility is to express an opinion on Centerboard Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Centerboard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Centerboard Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Centerboard Securities, LLC 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Centerboard Securities, LLC's auditor since 2012.
Tarzana, California
February 22, 2022

Centerboard Securities, LLC
Statement of Financial Condition
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Centerboard Securities-Checking	657,956.38
Total Checking/Savings	657,956.38
Total Current Assets	657,956.38
Other Assets	
Prepaid Expense	425.00
Deposit-FINRA	935.42
Total Other Assets	1,360.42
TOTAL ASSETS	659,316.80
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	121,763.90
Total Accounts Payable	121,763.90
Total Current Liabilities	121,763.90
Total Liabilities	121,763.90
Equity	
Class A Equity	
Member Draws-Member 1	(787,500.00)
Member Draws-Member 2	(1,099,000.00)
Member Equity-Member 1	55,000.00
Member Equity-Member 2	45,000.00
Retained Earnings	1,825,669.75
Total Class A Equity	39,169.75
Net Income	498,383.15
Total Equity	537,552.90
TOTAL LIABILITIES & EQUITY	659,316.80

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Income
For the year ended December 31, 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Services Income	1,547,644.20
Total Income	1,547,644.20
Expense	
Independent Contractor Fees	685,965.07
Registered Rep Fees	311,719.53
Office Expenses	
Rent	11,700.00
Telephone	3,600.00
Office Supplies	1,800.00
Cleaning	600.00
Total Office Expenses	17,700.00
Professional Fees	20,850.00
Insurance Expense	425.00
Email Archiving	3,699.00
Bank Service Charges	897.00
Regulatory Expense	8,005.45
Total Expense	1,049,261.05
Net Ordinary Income	498,383.15
Net Income	498,383.15

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2021

	Beginning Capital	Net Income	Total Members' Equity
Beginning balance January 1, 2021	$ 380,670	$ -	$ 380,670
Capital withdrawals	(341,500)	-	(341,500)
Capital contributions	-		-
Net income		498,383	498,383
Ending balance December 31, 2021	$ 39,170	$ 498,383	$ 537,553

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 498,383
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	(425)
Other assets	(316)
Increase (decrease) in:	
Accounts payable	115,085
Other Liabilities	(8,850)
Total adjustments	105,494
Net cash provided by operating activities	603,877

CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(341,500)
Capital contributions	-
Net cash used in financing activities	(341,500)
Increase/(Decrease) in cash	262,377
Cash-beginning of period	395,579
Cash-end of period	$ 657,956

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Centerboard Securities, LLC, (the "Company"), was formed in March, 2010, in the State of Delaware as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on October 25, 2011. The Company is authorized to engage in private placements of securities, mergers and acquisitions advisory, and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Two Customers Accounted for 93% of the Company's revenue for year ended December 31, 2021

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 22, 2021 the date the financials statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in

the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

<u>Centerboard Securities, LLC</u>

The Company is subject to audit by the taxing agencies for years ending December 31, 2018, 2019 and 2020.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market takes place in the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

> The Company does not have any investments during the current reporting period ending December 31, 2021.

Note 1: <u>ASC 606 REVENUE RECOGNITION</u>

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 202 the Company had net capital of $536,192, which was $528,074 in excess of its required net capital of $8,118; and the Company's ratio of aggregate indebtedness $121,764 to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 3: RELATED PARTY

The Company has an expense sharing agreement with its affiliate to share monthly overhead costs beginning in April, 2011 including rent, telephone, and office supplies. The total amount paid in expense sharing for the year ended December 31, 2021 was $17,700.

Note 4: NEW LEASE ACCOUNTING STANDARDS

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Centerboard Securities, LLC
Statement of Net Capital
For the year ended December 31, 2021

Schedule I

	Focus 12/31/21	Audit 12/31/21	Change
Members' equity, December 31, 2021	$ 537,553	$ 537,553	$ -
Subtract - Non allowable assets:			
Accounts receivable	-	-	-
Other assets	1,361	1,361	-
Tentative net capital	536,192	536,192	-
Haircuts	0	0	-
NET CAPITAL	536,192	536,192	-
Minimum net capital	8,118	8,118	-
Excess net capital	$ 528,074	$ 528,074	-
Aggregate indebtedness	121,764	121,764	-
Ratio of aggregate indebtedness to net capital	0.23	0.23	

There were no reported differences between
the audit and Focus at December 31, 2021.

11

Schedule II

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (e)
DECEMBER 31, 2021**

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2021.

Schedule III

**INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)
DECEMBER 31, 2021**

The Company has not possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2021.

Assertions Regarding Exemption Provisions

We, as members of management of Centerboard Securities, LLC, ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to providing mergers and acquisitions advisory services, private placement of securities and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2021.

CENTERBOARD SECURITIES, LLC

By:

Lee Eichen, Managing Director

_____February 22, 2021_____

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Centerboard Securities, LLC
Austin, Texas

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Centerboard Securities, LLC, stated that Centerboard Securities, LLC's, business activities are limited to providing mergers and acquisitions advisory services, private placements of securities, and act in an advisory capacity for the structuring, organization, and pricing of best efforts underwritings activities and that it has not held customer funds or securities and that Centerboard Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Centerboard Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Centerboard Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerboard Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2022